					EXHIBIT 12
ASHLAND GLOBAL HOLDINGS INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions)
	Years ended September 30
	2013	2014	2015	2016	2017
EARNINGS
Income (loss) from continuing operations	$301	$(121)	$(12)	$(283)	$(105)
Income tax expense (benefit)	48	(290)	(139)	(25)	7
Interest expense	208	149	148	162	123
Interest portion of rental expense	15	20	15	17	16
Amortization of deferred debt expense	65	14	18	18	109
Distributions in excess of (less than) earnings
of unconsolidated affiliates	(10)	(9)	1	1	1
	$627	$(237)	$31	$(110)	$151
FIXED CHARGES
Interest expense	$208	$149	$148	$162	$123
Interest portion of rental expense	15	20	15	17	16
Amortization of deferred debt expense	65	14	18	18	109
Capitalized interest	1	1	2	1	1
	$289	$184	$183	$198	$249
RATIO OF EARNINGS TO FIXED CHARGES	2.17	(A)	(B)	(C)	(D)

(A) Deficiency Ratio - The Ratio of Earnings to Fixed Charges was less than 1x. To achieve a ratio of 1x, additional total earnings of $421 million would have been required for the year ended September 30, 2014.

(B) Deficiency Ratio - The Ratio of Earnings to Fixed Charges was less than 1x. To achieve a ratio of 1x, additional total earnings of $152 million would have been required for the year ended September 30, 2015.

(C) Deficiency Ratio - The Ratio of Earnings to Fixed Charges was less than 1x. To achieve a ratio of 1x, additional total earnings of $308 million would have been required for the year ended September 30, 2016.

(D) Deficiency Ratio - The Ratio of Earnings to Fixed Charges was less than 1x. To achieve a ratio of 1x, additional total earnings of $98 million would have been required for the year ended September 30, 2017.